November 27, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Amanda Ravitz

Assistant Director

Re:	Positron Corporation Amendment No. 2 to Preliminary Information Statement on Schedule 14C Filed November 19, 2013 File No. 000-24092

Dear Ms. Ravitz:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Positron Corporation, the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated November 26, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Summary of Corporate Actions, page 3

1.	From your disclosures on pages 21-23 and your response to prior comment 1, it is unclear how you conclude that holders of approximately 69% of eligible votes have provided their consent to the actions. In this regard, your disclosure on page 22 indicates that Series H holders are entitled to one billion votes, but your comment response indicates that they are entitled to 2.5 billion votes. Additionally, your disclosure on page 23 indicates that Patrick Rooney holds 7.5 million Series H shares. As such, it appears that Mr. Rooney would be entitled to 1.5 billion votes as opposed to the 2.0 billion votes stated in your response letter. Also, we note that your response appears to double-count 3.3 million common share votes that Mr. Rooney holds through Solaris Opportunity Fund. Accordingly, please file and distribute proxy materials as required by Regulation 14A or advise.

Securities and Exchange Commission

November 27, 2013

Initially, we must note that the Information Statement filed on November 19, 2013 (the “New 14C”), is not an amendment to the Information Statement filed on September 20, 2013 (the “Original 14C”). Rather, since the consent provided for the Original 14C was rendered moot via the consent granted on November 12, 2012 by the Issuer’s majority shareholders, the Issuer filed a new Preliminary Information Statement.1

Unfortunately, there are two errors on the New 14C which render the calculation of the voting percentage difficult. First, in the “Description of Preferred Stock” on page 22 the description of the Series H Junior Convertible Preferred Stock (the “Series H”) erroneously disclosed the voting rights of the Series H as 100 votes per share. The Series H votes at the rate of 200 votes per share; the reference to 100 votes per share on page 22 of the Information Statement is a typographical error; all other references to the voting rights of the Series H in the Issuer’s filings properly disclose the voting rights of 200 votes per share. Second, the Beneficial Ownership Table on page 23 of the Information Statement discloses the old amount of Series H shares held by Patrick G. Rooney of 7,500,000 shares; Mr. Rooney actually holds 10,000,000 shares of Series H. (A copy of the Form 4/A disclosing such acquisition and ownership is attached hereto as Exhibit A.) Corey N. Conn holds 2,500,000 shares of the Series H. Accordingly, these 12,500,000 shares of Series H held by Messrs. Rooney and Conn, carry 2.5 billion votes.

On November 22, 2013 through counsel, we contacted the Commission to advise them of these errors and request whether we should amend the Information Statement or, if all other matters were acceptable, whether the amendments could be made via the Definitive Information Statement. We were advised a determination would made once correspondence addressing Amendment No. 1 to the Original 14C was submitted.

Further, we note that Mr. Rooney’s Common Stock ownership is properly stated and not double-counted. Mr. Rooney owns outright 48,181,818 shares of the Issuer’s Common Stock. Solaris Opportunity Fund, L.P. owns 3,300,000 shares of Common Stock. Collectively, this equates to 51,481,818 of Common Stock over which Mr. Rooney holds voting and dispositive power.

Again, the math in calculating the voting is correct; the Actions were approved by Mr. Rooney and Mr. Conn, holders of voting securities sufficient to approve the Actions, i.e., approximately sixty-eight percent (68%) of the Issuer’s voting securities as set forth in the table below.

Class of Equity	Votes Held by Rooney	Votes Held Conn	Total Voting Capitalization

Common Stock	51,481,818	0	1,452,548,262
Series A Preferred Stock	0	0	0
Series B Preferred Stock	0	0	305,648,700
Series H Preferred Stock	2,000,000,000	500,000,000	2,500,000,000
Series S Preferred Stock	1,000,000,000	0	1,000,000,000
Total:	3,051,481,818	500,000,000	5,258,196,962

1 As the Commission is aware, there is no form or mechanism to withdraw a previously filed Information Statement.

Securities and Exchange Commission

November 27, 2013

In summation, Messrs. Rooney and Conn hold, and consented to, 3,551,481,818 of the 5,258,196,962 or approximately sixty-eight percent (68%) shares of the Issuer’s voting capital stock.

If these are the only issues related to the New 14C, we propose to correct these errors upon filing the Issuer’s Definitive Information Statement on Schedule 14C.

Further, the Issuer hereby acknowledges that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Patrick G. Rooney

Patrick G. Rooney,

Chief Executive Officer

PC/ks

EXHIBIT A

FORM 4/A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
Rooney Patrick G
(Last) (First) (Middle)
530 OAKMONT LANE
(Street)
WESTMONT IL 60559
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
POSITRON CORP [POSC.OB]

3. Date of Earliest Transaction (Month/Day/Year)
11/07/2013

4. If Amendment, Date of Original Filed (Month/Day/Year)
11/08/2013

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
X Director
X 10% Owner
X Officer (give title below)
Other (specify below)
Chief Executive Officer

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Series H Jr. Conv. Pref. Stock, par value $0.01 per share	(1)	11/07/2013		P		5,000,000		(1)	(1)	Common Stock	(1)	$0	10,000,000(2)	D	

Explanation of Responses:

1. The Series H Junior Convertible Preferred Stock is convertible into shares of common stock at a rate of the number of shares being converted multiplied by $0.10 and divided by 70% of the daily weighted volume average price for the three trading days prior to conversion. The Series H Preferred Stock is entitled to 200 votes per share on all matters which holders of Common Stock are entitled to vote.

2. Does not include 48,181,818 shares of common stock owned directly, 70,000,000 shares of Common Stock issuable upon conversion of 700,000 Series B shares that may be acquired pursuant to options, warrants to purchase 72,500,000 shares of Common Stock, and 20,000,000 shares of Common Stock options pursuant to 2012 Equity Incentive Plan. It also does not include 1,003,300,000 shares of Common Stock held by or convertible to by Solaris Opportunity fund, L.P., over which Mr. Rooney holds voting and dispositive power.

Remarks:

The form is being amended to correct the number of shares beneficially acquired and owned by Reporting Person which initially reported 2,500,000 shares of Series H Preferred Shares acquired by the Reporting Person.

/s/ Patrick Rooney — 11/22/2013
** Signature of Reporting Person — Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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